Exhibit 24(b)(4.24)
ING Life Insurance and Annuity Company

ENDORSEMENT
For Installment Pay Premiums

This Contract and the Certificate, if applicable, are endorsed as follows.

The Section 4.02 entitled Transfers from the Fixed Plus Account II is endorsed to add the following:

The percentage shown on Contract Schedule I under Fixed Plus Account II Annual Transfer Limit is waived when there is no competing investment option available under the Contract.

A competing investment option is any Investment Option under the Contract which:

(a)	Provides a direct or indirect investment performance guarantee;
(b)	Is, or may be, invested primarily in assets other than common or preferred stock;
(c)	Is, or may be, invested primarily in financial vehicles (such as mutual funds, trusts or insurance contracts) which are invested primarily in assets other than common or preferred stock;
(d)	Is available through a self-directed brokerage arrangement; or
(e)	Is any fund with similar characteristics to the above.

Investment Options that no longer accept contributions or transfers are not considered to be competing investment options.

Endorsed and made part of this Contract, and the Certificate, if applicable, on the Effective Date of the Contract and Certificate.

/s/ Catherine H. Smith

President
ING Life Insurance and Annuity Company

E-AFT-10